

VIVOPOWER

ANNUAL RESULTS PRESENTATION

FOR THE YEAR ENDED JUNE 30, 2021

August 23, 2021

Certified B Corporation

Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. Forward-looking statements may include for example statements about potential revenue from electric light vehicle ("e-LV") distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of renewable energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully expand our e –LV and sustainable energy solutions ("SES") offerings and gain market acceptance of our offerings; and (g) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income/loss, see slide 7. For a reconciliation of Group Adjusted (Underlying) EPS ("Earnings per Share") to Basic EPS, see slide 8.

Executive Summary | COVID lockdowns impact results; transformational milestones delivered

Group revenues declined due to COVID lockdowns	▪ Revenues of $40.4m declined 16% (versus $48m for FY20) primarily driven by COVID-19 related lockdowns causing operational disruption and project deferrals in Australia ▪ Includes $1.4m contribution from Tembo in eight months post-acquisition (also adversely impacted by border closures)
Gross profit declined despite margin improvement	▪ Gross profit of $6.3m declined 11% (versus $7.1m for FY20) due to revenue fall, partially offset by some margin improvement ▪ Gross margin increased from 14.7% to 15.6% as a result of efficiency gains in the Critical Power segment
Overheads increased due to investment in growth opex	▪ $4.6m increase in G&A (excluding non-cash items) includes $2.3m growth opex to support hyperscaling ▪ $1.9m invested in Tembo (primarily people) and $1.1m attributable to non-cash share remuneration
EBITDA declined due to increased overheads	▪ Adjusted (Underlying) EBITDA loss of $1.4m reflects additional growth opex (vs $3.8m EBITDA profit in FY20) ▪ Non-recurring charges were primarily final litigation costs relating to former CEO
Balance sheet strengthened with capital raising	▪ Cash balance increased to $8.6m from $2.8m following $32m in net proceeds from equity capital raising ▪ Invested $7.1m in Tembo acquisition while net debt reduced from $23.1m to $14.5m
Tembo acquisition delivers transformational change; progress ahead of schedule	▪ VivoPower acquired 51% stake in ruggedized electric light vehicle (e-LV) company in Oct '20; remaining 49% acquired in Feb '21 ▪ Tembo acquisition enables delivery of holistic, 3-pronged sustainable energy solution (SES) to customers: (i) e-LV and battery leasing ; (ii) critical and renewable power retrofits to optimize EV battery charging; and (iii) EV battery second life applications ▪ Global distribution partner commitments for nearly 5,000 units to date and also signed binding LOI with Toyota Australia ▪ Continued investment in engineering, assembly and production capabilities
Major milestones in SES and Solar segments	▪ First full-suite SES project announced and underway with English Premier League football club Tottenham Hotspur F.C. ▪ Gained full ownership of the remaining 50% equity interest in the U.S. Solar JV for nominal consideration

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FY21 Overview | From HyperTurnaround to HyperScale mode

Major milestones on the path to global SES leadership

JUL 2020
- New VivoPower **logo** and **website**

AUG 2020
- FY20 results: **record annual revenues** and **EBITDA turnaround**
- **Strategic pivot** to enter **commercial EV** market

SEP 2020
- Acquisition of 51% of **Tembo** (announced)
- Formation and expansion of VivoPower **Advisory Council**

OCT 2020
- Public offering to raise **US$28.75m**
- New offices in **U.S.** and **Canada**

NOV 2020

DEC 2020
- Landmark **Tembo distribution deal** with GB Auto in Australia (announced)
- Aevitas and shareholder loan **refinancing**

JAN 2021
- **Real Leaders** Impact Award

FEB 2021
- Acquired remaining 49% of **Tembo**
- Battery Technology Partnership with **Tottenham Hotspur F.C.**
- Daisy Hill (AUS) **Solar Farm sale**

MAR 2021
- **Bluegrass Solar** contract (200MW)

APR 2021

MAY 2021
- **Canadian Tembo distribution deal** with Acces (announced)
- New Tembo **Managing Director**

JUN 2021
- Binding LOI for EV conversion partnership with **Toyota Australia**
- **Nordic Tembo distribution deal** with Arctic Trucks (announced)
- **U.S. solar portfolio** 100% acquired

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FY2021 Key Objectives | Near flawless execution

Key: Complete In Progress

Win new EV + SES customer orders	Scale up Aevitas business unit	Transform U.S. solar projects portfolio	Grow Australian solar + battery pipeline	Optimize capital management	Maintain lean & sustainable focus
Consummate new EV + SES customer orders from existing Aevitas customer base	Deliver on scheduled works to high standard despite COVID-19	Secure (at minimum) full economic ownership of U.S. JV portfolio	Complete development of existing Australian solar projects	Monetize solar projects at 'shovel-ready' state	Drive further overhead efficiencies through workflow automation
Build up sales, customer service and technical teams	Further improve sales architecture to enable step change growth	Drive pro-active customer engagement, PPA origination and battery technology	Expand capabilities to deliver battery storage solutions	Reinvest capital into scale up of new EV + SES strategy	Introduce digital transformation solutions to optimize data analytics
Explore joint venture and acquisition opportunities	Leverage critical power capabilities & customer base for EV + SES strategy	Secure new strategic development partner(s) for longer-dated sites	Build up pipeline through new and existing customers	Optimize group balance sheet composition and cost of capital	Further increase B Corp impact score

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Leadership, Board and Advisors | Enhanced leadership bench and governance

Leadership Team


Kevin Chin
Executive Chairman and CEO


Matthew Cahir
President and Interim CRO


Matt Davis
Managing Director, VivoPower Australia


Phil Lowbridge
General Manager, J.A. Martin Electrical


Adam Malcolm
Managing Director, Kenshaw Electrical


Jos van der Linden
Managing Director, Tembo (Netherlands)


Gary Challinor
Director of SES, ANZ


James Tindal-Robertson
Group Finance Director


James Howell-Richardson
General Counsel

Board of Directors


Kevin Chin
Executive Chairman and CEO


Matthew Cahir
President and Interim CRO


Michael Hui
Non-Executive Director


William Langdon
Non-Executive Director


Peter Jeavons
Non-Executive Director


Gemma Godfrey
Non-Executive Director

Advisory Council


Eric Achtmann
Advisory Council Member


Kim Lawrence
Advisory Council Member


Edward Hyams
Advisory Council Member


Chris Mallios
Advisory Council Member


Martin Bell
Advisory Council Member


Hugh Durrant-Whyte
Advisory Council Member

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Profit and Loss Summary for the Year Ended June 30, 2021

Profit & Loss (US$m unless noted)	2021	2020	Notes
Revenue			
Critical Power Services[1]	38.8	47.9	COVID-19 related lockdowns caused operational disruption and project delays in Australia
Solar Development	0.2	0.1	Reflects proceeds from sale of solar projects in Australia
Electric Vehicles	1.4	-	Eight month contribution post acquisition (also adversely affected by border restrictions)
Group Revenue	**40.4**	**48.0**	15.8% reduction YoY
Gross Profit			
Critical Power Services[1]	6.0	7.0	Operational improvements enabled margin growth from **14.6% to 15.5%.**
Solar Development	0.2	0.1	Reflects proceeds from sale of solar projects in Australia
Electric Vehicles	0.1	-	Eight month contribution post acquisition (gross margin impacted by growth opex investment post acquisition)
Group Gross Profit [1]	**6.3**	**7.1**	Reflects decline in revenue for Critical Power Services, partially offset by gross margin improvement
Adjusted (Underlying) EBITDA[2]	**(1.4)**	**3.9**	$4.6m increase in G&A (excluding $1.1m non-cash share remuneration), comprising $1.9m Tembo new segment, $0.8m SES growth, $1.5m corporate cost growth to support hyperscaling
Restructuring and other non-recurring costs	(2.9)	(3.4)	$2.2m final settlement and legal costs in relation to litigation involving former CEO, $0.6m Tembo acquisition costs.
Net interest, foreign exchange & tax	(0.3)	(3.9)	Interest expense decreased $0.6m to $2.5m, $2.1m foreign exchange gain, $0.8m improvement in tax charge
Group Loss After Tax	**(8.0)**	**(5.1)**	
Group Basic EPS (Statutory)	**($0.49)**	**($0.38)**	Figures in dollars
Group Adjusted EPS (Underlying)[3]	**($0.31)**	**($0.12)**	Figures in dollars

Notes:

(1) FY2021 comparative has been amended for $0.7m governments grants in other income, re-classified from revenue in the FY21 20-F.

(2) Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on page 7.

(3) Adjusted (Underlying) EPS = Earnings per share adjusted for restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on page 8.

Numbers may not compute precisely due to rounding.

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Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

Non-IFRS Financial Measures (US$m)	Year Ended June 30, 2021	Year Ended June 30, 2020
Net loss for the period	**(8.0)**	**(5.1)**
Income tax	(0.1)	0.7
Foreign exchange gains and losses	(2.1)	-
Interest income and expense	2.5	3.1
Non-cash share-based compensation	1.1	-
Restructuring and other non-recurring costs	2.9	3.4
Depreciation and amortization	2.3	1.8
Adjusted (Underlying) EBITDA	**(1.4)**	**3.9**

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Notes:
Numbers may not compute precisely due to rounding.

VIVOPOWER

Reconciliation of Adjusted (Underlying) Earning per Share to IFRS Financial Measures

Non-IFRS Financial Measures (US$m unless noted)	Year Ended June 30, 2021	Year Ended June 30, 2020
Net loss for the period	**(8.0)**	**(5.1)**
Restructuring and other non-recurring costs	2.9	3.4
Adjusted (Underlying) net loss for the period	**(5.1)**	**(1.7)**
Weighted-average number of shares used in computing (loss)/earnings per share (shares)	*16,306,494*	*13,557,376*
Group Basic EPS (Statutory) (dollars)	($0.49)	($0.38)
Restructuring and other non-recurring costs per share (dollars)	$0.18	$0.26
Group Adjusted (Underlying) Earnings per Share (dollars)	**($0.31)**	**($0.12)**

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Notes:
Numbers may not compute precisely due to rounding.

VIVOPOWER

Balance Sheet Summary as at June 30, 2021

Balance Sheet (US$m)	2021	2020	Comments
Project investments	-	8.2	Transferred to intangible development costs on acquisition of controlling interest of U.S. solar portfolio
Other non-current assets	52.5	33.7	$12.2m transferred fair value of U.S. solar portfolio consolidated capitalised development costs on acquisition; $3.6m goodwill and intangibles on Tembo acquisition
Unrestricted cash	8.6	2.8	$32m (net) equity raised, less Tembo acquisition, reductions in debt, net changes in working capital and interest paid
Other current assets	15.4	13.6	
Assets held for sale	-	4.1	Transferred to intangible development costs on acquisition of controlling interest of U.S. solar portfolio
Total Assets	**76.5**	**62.4**	
Current liabilities	(13.4)	(19.7)	Reduction in payables following equity raising
Long-term liabilities	(22.7)	(24.8)	Repayment of capitalised AWN (major shareholder) loan interest
Total Liabilities	**(36.1)**	**(44.5)**	
Net Assets[1]	**40.4**	**17.9**	
Net Debt	**14.5**	**23.1**	Reduction of net debt following equity raising

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Notes:
(1) Includes $27.1m of Aevitas hybrid instruments in 2020, $3.3m of Aevitas preference shares in 2021.
Numbers may not compute precisely due to rounding.

VIVOPOWER

Critical Power Services (Aevitas) | COVID lockdowns adversely impact revenue

Business overview	• Aevitas comprises the J.A. Martin and Kenshaw businesses • Headquartered at Newcastle in the Hunter Valley region, Australia's leading regional economy and industrial belt • Provide critical energy infrastructure generation and distribution solutions including power and control systems
FY21 review	• Drop in revenue attributable to COVID-19 related lockdowns resulting in project deferrals and operational disruption in Australian market • Management focus on operational improvements enabled meaningful gross margin growth, with gross profit down just 3% YoY • For J.A. Martin, solar continues to grow in importance with the completion of electrical installation services for a 7th solar farm, and work commenced on two further projects, bringing the total of contracted or completed solar project work to 470 MW • At Kenshaw, the data center sector remains a key market with an active focus on contracted ongoing management of power generation assets
FY22 outlook	• A number of delayed projects (due to COVID-19 related disruptions) in Australia are expected to be completed in FY22 • Significant tailwinds driven by sustained infrastructure spend commitment by Australian federal and state governments as well as a resurgent mining sector • Growing contracted heads of works reflect these tailwinds • Continued focus on leveraging critical power capabilities to support SES business

FY21 REVENUE CONTRIBUTION BY CUSTOMER INDUSTRY



J.A. Martin
Other, 6%
Infrastructure, 4%
Trades Services, 17%
Agriculture, 18%
Mining & Resources, 25%
Solar, 30%
Kenshaw
Other, 17%
Manufacturing, 8%
Infrastructure, 10%
Data Center, 19%
Mining & Resources, 22%
Health Care and Social Assistance, 24%

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Tembo | Significant progress ahead of schedule, including multiple distribution deals

Business overview

- Tembo is a Netherlands-based, specialist battery-electric and off-road vehicle company that designs and builds ruggedized electric light vehicle (e-LV) solutions for customers across the globe in the mining, infrastructure, utilities, and government services sectors
- VivoPower acquired a 51% equity stake in Tembo in October 2020, and the remaining 49% in February 2021

FY21 review

- Since acquiring Tembo, VivoPower has made significant investments to scale-up the business with a focus on critical engineering, manufacturing, distribution and quality projects
- Global distribution network underway, with potential commitments for nearly 5,000 units through partners on four continents signed as of July 2021
- LandCruiser electric conversion program announced with Toyota Australia (TMCA) in June 2021, collaborating on LandCruiser electrification using Tembo e-LV conversion kits

FY22 outlook

- Delivery of orders to key markets (especially Australia) will be influenced by supply chain and border dynamics
- Escalation in demand trajectory from the mining and other off-road sectors to be managed through introduction of build slot program
- Additional research and development to be undertaken in the Netherlands, United Kingdom and Australia

TEMBO IS **EXPANDING RAPIDLY** SINCE VIVOPOWER'S ACQUISITION

Oct 2020	Jan-Feb 2021	Mar-May 2021	Jun 2021
VivoPower initial investment (51% interest)	Exclusive Australian distribution deal with GB Auto Acquisition of remaining 49%	Investment to scale assembly, manufacturing Growth of global distribution network	LandCruiser electric conversion program announced with Toyota Australia

GLOBAL DISTRIBUTION PARTNER NETWORK[1]



Scandinavia
800 vehicles
Arctic Trucks
Mongolia
350 vehicles
Bodz
Canada
1,675 vehicles
Acces Industriel
Australia
2,000 vehicles
GB Auto

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VIVOPOWER

Notes:
(1) Vehicle figures represent potential/intended orders from distribution partners.

Sustainable Energy Solutions (SES) | First projects underway with Tottenham Hotspur F.C.

Business overview

- VivoPower's SES business designs and delivers customized renewable energy and power infrastructure to industrial and commercial customers in hard-to-decarbonize segments
- Underpinned by the Company's solar development and engineering experience, SES combines solar, battery, EV and power control systems to create practical, attainable net-zero solutions

FY21 review

- Strategic pivot to EV and SES announced in August 2020 due to interest from the Company's existing customer base
- In February 2021, VivoPower announced that it would work with English Premier League football club Tottenham Hotspur F.C. (THFC) on a full-suite SES project, evaluating solar, battery and microgrid solutions for THFC's stadium and training ground in the U.K.
- Feasibility studies were completed in June 2021, and VivoPower and THFC are assessing implementation of one or more SES projects
- VivoPower SES is also actively developing new projects for both new and existing (through Aevitas) mining and industrial customers

FY22 outlook

- VivoPower is focusing its SES efforts on the mining and infrastructure (including sports) initially
- Decarbonization is an increasing focus of the mining industry:[1]
  - 89% of executives expect sites to electrify within 2 decades
  - 61% believe next-generation mines will be all-electric
  - 83% think renewables will drastically change mine operations

SES PARTNERSHIP WITH TOTTENHAM HOTSPUR F.C.

- **Tottenham Hotspur have engaged VivoPower to help achieve net zero carbon status**
  - First-of-its-kind, global battery technology partnership deal with Tottenham Hotspur F.C. as part of the Club's drive to become a net zero carbon business
  - Currently evaluating decarbonization of both Tottenham's world-class, 62,850 seat stadium in north London, as well as its state-of-the-art training center
  - Targeting actionable Phase I proposals and outcomes in FY22
- **VivoPower aims to deliver a full-suite sustainable energy solution**
  - Providing a full turnkey solution, with technologies potentially including rooftop solar panels, battery storage, custom microgrid controls and electrical infrastructure to enable electric vehicle usage, all expected to be installed at Tottenham's training ground
  - Working to design, supply, install and maintain a large-scale battery energy storage system at or near THFC Stadium to balance and guarantee the venue's power supply


VIVOPOWER

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Notes:
(1) Source: State of Play: Electrification, stateofplay.org.

VIVOPOWER

Vivo Solar | Full ownership of U.S. joint venture solar portfolio secured for nominal sum

Business overview

- In the U.S., VivoPower manages the development of grid-scale solar projects with a focus on maximizing value portfolio-wide
- In Australia, VivoPower has historically developed and operated solar projects in Australia, collaborating with the Aevitas business units (especially J.A. Martin) to generate win-win opportunities

FY21 review

- After taking over management control of its U.S. solar development JV in June 2020, VivoPower initiated a strategic review in FY21, leading to mothballing of several non-economic projects
- Those projects with the greatest economic and strategic value were identified and development resources allocated to their success
- In June 2021, VivoPower secured a settlement to gain full ownership of the remaining 50% equity interest in the U.S. Solar JV for nominal consideration
- In Australia, remaining interests in the ITP development portfolio were sold to the JV partner at a small development profit

FY22 outlook

- Post-settlement, VivoPower's net MW interest in the U.S. portfolio 682 MW-DC of total generating capacity
- Remaining projects are in mid-to-late stage development that have "Power2X" applications (including for hydrogen & crypto-mining)
- VivoPower management is engaging with a range of potential financial and strategic partners to maximize portfolio value
- Limited development expenditure required in FY22

U.S. SOLAR SUMMARY

	Total JV (MW-DC)	VVPR % Holding	Net VVPR (MW-DC)	VVPR Holding Change
Original JV	1,844	50%	922	
Pre-Settlement	682	50%	341	
Post-Settlement[1]	682	100%	682	(240)


87
595
Total MW-DC By State

AUSTRALIA SOLAR SUMMARY


Key:
VivoPower Rooftop Solar Project Locations
VivoPower Development Solar Farms
J.A. Martin Completed Solar Farms
J.A. Martin In-Construction Solar Farms

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Notes:
(1) Reflects VivoPower recovering 100% economic interest in the portfolio.

VIVOPOWER

FY2022 Key Objectives | Accelerate execution across all growth vectors

Expand SES pipeline and delivery capabilities

- Complete SES project(s) through Tottenham Hotspur partnership
- Build engineering and sales teams to grow SES pipeline
- Enhance capabilities through acquisitions and joint ventures

Grow Aevitas business unit to support SES

- Complete all scheduled works (including delayed projects)
- Expand collaboration including with SES + e-LV businesses to accelerate growth
- Complete strategic review (M&A and JVs)

Deliver e-LV orders on schedule and on budget

- Complete "build slot" strategy to enable just-in-time assembly
- Execute to necessary assembly timelines to deliver on orders
- Collaborate with distribution partners to deliver conversions

Advance e-LV product design, supply and quality initiatives

- Complete engineering and mass production model for e-LV models
- Expand supply chain network for key components
- Increase R&D to improve e-LV hardware & software to OEM standards

Cement partnerships with TMCA and global distributors

- Execute MSA to expand and deliver on TMCA relationship
- Grow global distribution network to all continents by end of CY2021
- Secure commitments for an additional 5,000+ e-LV units globally

Execute on corporate initiatives to support growth

- Maximise value of U.S. solar portfolio via strategic initiatives
- Complete digital transformation and workflow automation
- Retain focus on B Corp impact score and triple bottom line

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THANK YOU

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VIVOPOWER